ALLIANCE IMAGING



PREMIER PROVIDER OF IMAGING SOLUTIONS

2004 Annual Report

ALLIANCE IMAGING

FINANCIAL HIGHLIGHTS








REVENUE
$409 $414 $432
$
'02 '03 '04


ADJUSTED EBITDA
Year End: 12/31
in millions
$156 $169 $182 $170 $168
$
'00 '01 '02 '03 '04
Y


ADJUSTED EPS
Year End: 12/31
$0.11 $0.30 $0.74 $0.56 $0.49
$
'00 '01 '02 '03 '04
Y




FREE CASH FLOW
Year End: 12/31
in millions
$(7) $1 $56 $17 $48
$
'00 '01 '02 '03 '04
Y

PREMIER PROVIDER OF IMAGING SOLUTIONS





Mission

Our mission is to create and provide medical imaging solutions throughout the United States. Working in partnership with hospitals and physicians, we provide exceptional patient care and customer satisfaction.

Values

We are committed to be a customer-focused organization, whose work environment is characterized by quality, integrity and ethics, respect, teamwork and accountability.

Vision

By living our mission and values, Alliance Imaging will be the recognized leader in medical imaging, setting the standard for patient care, customer service, and team-member satisfaction. We aspire to be the first-choice of healthcare providers for a broad range of imaging needs.

Alliance Imaging is the nation's leading provider of diagnostic imaging solutions, performing nearly one million scans annually. Our broad array of services include MRI, PET, PET/CT, and CT imaging at both fixed-sites and mobile facilities. Alliance works with approximately 1,000 hospitals and medical groups throughout the United States. Our clinical excellence, management expertise, devotion to customer service and highly skilled technical staff distinguish Alliance as the provider and partner of choice for a broad range of outpatient diagnostic imaging needs.

To Our Shareholders, Partners, and Team Members:





2004 was a year of continued transition for Alliance, as we progressed with the implementation of our core initiatives and launched programs to position the Company for long-term growth. We are pleased with the Company's progress and performance over the past year, and we continue to make progress on our four initiatives: stabilizing Alliance's core mobile MRI business; increasing Alliance's PET and PET/CT business; building fixed-sites, primarily in partnership with hospitals and health systems; and, integrating Alliance's operations with common systems and a unified culture. We seek to maintain that focus and discipline in 2005, as we continue to implement our core initiatives and lay the groundwork to drive future growth.



Over 1,000 Clients in 43 states

Premier Provider of Imaging Solutions

Alliance is committed to providing our healthcare provider partners with a clinically superior turnkey solution to a broad range of outpatient diagnostic imaging needs. We are dedicated to providing best-in-class clinical quality, referring physician satisfaction and customer service.

The Alliance team works closely with healthcare providers to assess their local market and to develop customized outpatient imaging strategies. Alliance invests along with our healthcare provider partners in the development of imaging facilities. We provide leading expertise in designing, building, operating and financing these ventures. Our track record of providing exceptional patient care and meeting the clinical and financial needs of healthcare providers distinguishes Alliance as the market leader.

The solutions provided by Alliance continue to evolve to meet the changing needs of the healthcare market, with new technologies and new applications.

As the leader in MRI, PET and PET/CT diagnostic imaging services, Alliance performed 813,000 MRI scans and 57,000 PET and PET/CT scans in 2004 in partnership with approximately 1,000 healthcare providers in 43 states. We provide technologically advanced MRI, PET, and PET/CT systems, complete staffing of technologists and related personnel, local marketing, project planning, scheduling and billing, logistics and other value-added support services.

This report highlights our views of the MRI, PET, PET/CT, and CT markets, related issues and our plans to address the opportunities in these markets. Overall, there are strong growth dynamics in the diagnostic imaging sector of healthcare, particularly in the four segments that Alliance targets (MRI, PET, PET/CT and CT). This growth is driven by the aging population, an increased prevalence of chronic conditions, new standards of care which require imaging procedures, population growth, and consumer interest in the benefits of imaging. These market conditions will likely persist for the long-term as diagnostic imaging plays an ever larger role in the clinical evaluation, diagnosis and care of patients.




Alliance MRI

MRI

With approximately 20 million scans and $8 billion spent on MRI scans in 2004, the U.S. MRI market is large, and growing at approximately 10% per year. MRI continues to evolve, and, as an example, new software products are emerging to yield an improved detection of early stage vascular, cardiac and breast diseases. Despite the anticipated growth in diagnostic imaging scan volumes, the near-term fundamentals of the mobile MRI business remain challenging for Alliance. This is due primarily to current over-capacity of scanning equipment, continued favorable pricing and lease terms from manufacturers, highly competitive pricing from mobile imaging competitors, and physicians incorporating diagnostic imaging capabilities in their offices.

While Alliance has made significant progress in providing a broad spectrum of services and solutions to healthcare provider partners, the Company's mobile MRI business continues to experience pressure. This is due to many higher volume partners deciding to buy in-house systems rather than continuing their relationship with Alliance. The Company will continue to implement sales, marketing, and operations programs designed to stabilize and manage this segment aggressively.

PET and PET/CT

The PET and PET/CT industry fundamentals are strong. The Centers for Medicare & Medicaid (CMS) made favorable PET and PET/CT coverage decisions in 2004 with approved reimbursement for cervical cancer staging and the diagnosis of certain patients where Alzheimer's disease cannot be ruled out. In addition, CMS also approved five other indications for reimbursement as long as the study is part of a clinical trial. These indications are small cell lung, brain, ovarian, pancreatic, and testicular cancers. It is important to note, however, that as CMS broadens Medicare coverage for PET in new indications, we expect that CMS will gradually reduce reimbursement rates. As the adoption of PET continues to grow, the costs to the provider associated with each PET procedure will decline and hence trigger CMS lowering reimbursement rates.

Ultimately, additional CMS determinations, along with consumer demand and increasing physician education and acceptance of PET and PET/CT technology will likely fuel continued growth in the PET and PET/CT markets.




MRI REVENUE
Alliance Imaging
Year End: 12/31
in millions
$313
$333
$345
$322
$316
$
'00
'01
'02
'03
'04
Y




PET REVENUE
Alliance Imaging
Year End: 12/31
in millions
$77
$56
$30
$10
$1.2
'00
'01
'02
'03
'04
Y
$



Sound Execution...
Focus on Core Initiatives

As the diagnostic imaging market evolves, Alliance will be well positioned to provide our partners with the solutions they need and the service they have come to expect. We continue to focus on the following key initiatives that are designed to address shifting market dynamics.

Stabilizing core mobile MRI business

Our first initiative is to continue stabilizing Alliance's core mobile MRI business through continuing improvement in sales, operations, and marketing. Alliance has also pursued a disciplined approach of measuring unit-by-unit performance and restructured a large number of contracts in 2004 that did not meet the Company's pricing and profitability standards. These contract restructurings included the addition of scan-volume minimums, reducing service frequency, and changing accounts to flat pricing structures. Alliance is committed to structuring mutually beneficial financial relationships with our partners.

Despite challenging dynamics in the Company's mobile MRI business, the LTM MRI revenue gap has been stable for three consecutive quarters in the $12 million range. As reference points, the LTM MRI revenue gap was $30 million in September 2003 and $22 million in December 2003.

We expect that the implementation of these initiatives will slow the pace of decline in this segment to a modest level in 2005 and in the future, and we will continue to manage this segment with focus and discipline.

Growing PET and PET/CT business

PET continues to be a significant source of growth for the Company, generating $77.5 million in revenue in 2004. The number of PET or PET/CT scans increased 38% to 57,000 in 2004. Alliance's PET and PET/CT price per scan increased to $1,364 in 2004 from $1,348 in 2003, and we purchased a total of 12 new PET/CT systems in 2004. At the end of 2004, Alliance operated 54 PET and PET/CT systems. Alliance is committed to growing the awareness of PET and PET/CT in the medical community.




ALLIANCEIMAGING

Similar to how we approach our mobile MRI business, we are focused on unit profitability and utilization in our PET and PET/CT fleet. We completed a significant number of account and route restructurings and we continued to educate referring physicians on PET and PET/CT technology in 2004. These initiatives allowed us to increase our PET and PET/CT margins, which are now slightly higher than Alliance's mobile MRI business, after adjusting for radiopharmaceutical costs, which produce very little margin.

Given the Company's focus on unit profitability, Alliance is very selective in adding new PET and PET/CT accounts and is diligent in maintaining our profitability standards.

Partnering with hospitals and health systems to build fixed-sites

The Company opened 12 new MRI fixed-sites in 2004 and now operates 61 fixed sites across the country, largely in partnership with hospitals. We plan to add 12-15 fixed sites in 2005. The significant demands on hospital capital resources create opportunities for Alliance to partner with hospitals and health systems to provide diagnostic imaging solutions. Competing capital resource demands include information technology projects, and increasing needs to expand the capacity for emergency rooms, operating rooms and hospital beds.

Alliance's pipeline to build and operate fixed-site partnerships is robust. We apply a disciplined, analytical approach when reviewing potential fixed-site projects and evaluate local market fundamentals and the strength of our prospective partner. Alliance is building its business development and fixed-site operations infrastructure to ensure the success of this initiative. To complement the Company's market-leading role as the largest provider of PET and mobile MRI procedures, our goal is to become the largest operator of fixed-site imaging centers in the U.S. We believe the development of fixed-sites will contribute significantly to Alliance's medium to long-term growth.

Building a unified culture

Alliance's fourth initiative is to build a unified culture, based on teamwork and shared values. We are committed to be a customer-focused organization, whose work environment is characterized by quality, integrity and ethics, respect, teamwork and accountability. The Company has taken a number of steps to build greater teamwork across regions and across functions throughout the organization. We also simplified our regional structure, transitioning from ten operating regions to five and consolidating our back-office and administrative functions into fewer locations.

Solid Financial Results

Alliance Imaging continued to make progress in 2004, which is reflected in our above-guidance financial performance. Our initiatives have positively impacted the Company's performance and served to:

- Stabilize the LTM revenue gap;
- Grow revenues to $432 million;
- Increase PET and PET/CT revenue by 39%;
- Add 12 new MRI fixed-sites in 2004 (Alliance now operates 61 sites);
- Reduce debt and lower interest expense. The Company paid down $51 million on its term loan facility in 2004;
- Increase free cash flow in 2004 by $31 million to $48 million, which excludes the amounts from the recapitalization of the business and includes the $16 million in cash generated from working capital, asset and stock sales;
- Position the Company for revenue and EBITDA growth in 2006.

Alliance will continue to leverage our national infrastructure, scale, and relationships. Most importantly, we will remain focused on executing on our core initiatives of stabilizing the Company's core mobile MRI business, growing our PET and PET/CT business, developing fixed-sites, and building a unified culture based on teamwork and shared values.

In summary, 2004 was a transition year for Alliance Imaging and we maintain our commitment to consistently executing on our initiatives and actively managing our capital structure.

Committed to the future...

The management team and board of directors of Alliance are enthusiastic regarding the role the Company plays in the critically important and growing diagnostic imaging sector of the health care industry.

We are committed to successfully implementing our initiatives and realizing our vision of becoming the first-choice of healthcare providers for a broad range of imaging needs.

While industry dynamics will remain challenging, our strategy will distinguish Alliance and position the Company for a return to financial growth while maintaining our clinical excellence and stellar reputation.

Thank you for your support and confidence.

Warmest Regards,

Paul S. Viviano
Chairman of the Board
Chief Executive Officer



PICTURED LEFT TO RIGHT:

Andrew P. Hayek
President
Chief Operating Officer

Paul S. Viviano
Chairman of the Board
Chief Executive Officer

R. Brian Hanson
Executive Vice President
Chief Financial Officer

EBITDA and Adjusted EBITDA

EBITDA represents earnings before interest expense, net of interest income, other income and expense, net, income taxes, depreciation expense and amortization expense. Adjusted EBITDA represents EBITDA adjusted for employment agreement costs, severance and related costs, recapitalization, merger integration, and regulatory costs, non-cash stock-based compensation, loss on early retirement of debt, and impairment charges. EBITDA and Adjusted EBITDA are not presentations made in accordance with accounting principles generally accepted in the United States of America. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of profitability or liquidity. EBITDA and Adjusted EBITDA are included to provide additional information with respect to a measure that certain investment analysts use as a benchmark for measuring our operating performance, our ability to satisfy our debt service, capital expenditure and working capital requirements, and because certain covenants in our debt service instruments are based on similar measures. While EBITDA and Adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. The calculations of EBITDA and Adjusted EBITDA are shown below:

EBITDA and Adjusted EBITDA (in thousands)	2000	2001	2002	2003	2004
Net income (loss)	$ (2,203)	$ 10,530	$ 35,939	$ (31,610)	**$ (486)**
Income tax expense (benefit)	1,969	9,968	25,495	(1,680)	**(6,770)**
Other (income) and expense, net	—	—	(872)	(200)	**(484)**
Interest expense, net of interest income	77,051	65,651	47,705	43,589	**44,039**
Amortization expense	14,390	14,454	2,502	2,897	**3,522**
Depreciation expense	54,924	63,761	69,384	77,675	**80,488**
EBITDA	146,131	164,364	180,153	90,671	**120,309**
Impairment charges	—	—	—	73,225	—
Loss on early retirement of debt	—	3,734	—	—	**44,393**
Severence and related costs	4,573	—	—	2,246	**1,223**
Employment agreement costs	—	—	—	2,446	**2,064**
Recapitalization, merger integration, and regulatory costs	4,523	—	—	—	—
Non-cash stock-based compensation	333	1,456	1,900	1,672	**322**
Adjusted EBITDA	$ 155,560	$ 169,554	$ 182,053	$ 170,260	**$ 168,311**
Revenue	$ 341,497	$ 372,676	$ 408,530	$ 413,553	**$ 432,080**
EBITDA margin	42.8%	44.1%	44.1%	21.9%	**27.8%**
Adjusted EBITDA margin	45.6%	45.5%	44.6%	41.2%	**39.0%**

Adjusted Earnings Per Share

Earnings (loss) per share represents net income (loss) divided by the weighted average number of shares of common stock and, in the case of periods that the Company had net income, common stock equivalents outstanding during the quarter. Earnings (loss) per share, excluding employment agreement costs, severance and related costs, recapitalization, merger integration, and regulatory costs, non-cash stock-based compensation, loss on early retirement of debt, and impairment charges, represent the add back of the above noted items, net of tax, divided by the weighted average number of shares of common stock and, in the case of periods that the Company had net income, common stock equivalents outstanding during the quarter ("Adjusted EPS"). Adjusted EPS is not a presentation made in accordance with accounting principles generally accepted in the United States of America. Adjusted EPS should not be considered in isolation or as a substitute for earnings (loss) per share, net income, and other income statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability. Adjusted EPS is included to provide additional information with respect to a measure that certain investment analysts use as a benchmark for our operating performance and because certain covenants in our debt service instruments are based on similar measures. While Adjusted EPS is used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. The calculations of Adjusted EPS are shown below:

Adjusted Earnings Per Share (in thousands, except per share amounts)	2000	2001	2002	2003	2004
Net income (loss), as reported	$ (2,203)	$ 10,530	$ 35,939	$ (31,610)	**$ (486)**
Adjustment for discrete income tax items	—	—	—	(2,289)	**(4,816)**
Add employment agreement costs	—	—	—	2,446	**2,064**
Less tax effect of employment agreement costs	—	—	—	(1,015)	**(844)**
Add severance and related costs	4,573	—	—	2,246	**1,223**
Less tax effect of severance and related costs	(1,275)	—	—	(932)	**(500)**
Add recapitalization, merger integration, and regulatory costs	4,523	—	—	—	—
Less tax effect of recapitalization, merger integration, and regulatory costs	(1,261)	—	—	—	—
Add non-cash stock-based compensation	333	1,456	1,900	1,672	**322**
Less tax effect of non-cash stock-based compensation	(93)	(689)	(789)	(694)	**(132)**
Add loss on early retirement of debt	—	3,734	—	—	**44,393**
Less tax effect of loss on early retirement of debt	—	(1,494)	—	—	**(17,143)**
Add impairment charges	—	—	—	73,225	—
Less tax effect of impairment charges	—	—	—	(15,964)	—
Income before employment agreement costs, severance and related costs, non-cash stock-based compensation, loss on early retirement of debt, and impairment charges	$ 4,597	$ 13,537	$ 37,050	$ 27,085	**$ 24,081**
Earnings (loss) per share - diluted, as reported	$ (0.06)	$ 0.24	$ 0.72	$ (0.66)	**$ (0.01)**
Adjusted earnings per share (excluding employment agreement costs, severance and related costs, recapitalization, merger integration, and regulatory costs, non-cash stock-based compensation, early retirement of debt, and impairment charges)	$ 0.11	$ 0.30	$ 0.74	$ 0.56	**$ 0.49**
Weighted average number of shares					
Basic (in periods reported with a loss)	38,000			47,872	**48,350**
Diluted (in periods reported with income)	40,720	44,612	49,973	48,414	**48,910**

Free Cash Flow

Free cash flow represents the change in total debt, less cash and cash equivalents ("Net debt"), adjusted for net proceeds from the Company's initial public offering of common stock in 2001 and borrowings associated with tender and consent premiums incurred for the early retirement of the Company's 10 3/8% senior subordinated notes, underwriting fees incurred in connection with the issuance of the Company's 7 1/4% senior subordinated notes, and underwriting fees and revolving line of credit fees incurred in connection with the third amendment to the Company's bank term loan facility. Free cash flow is not a presentation made in accordance with accounting principles generally accepted in the United States of America. Free Cash Flow should not be considered in isolation or as a substitute for cash flow from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, as a measure of profitability or liquidity or as a measure of the residual cash flow available for discretionary expenditures. Free Cash Flow is included to provide additional information with respect to a measure that certain investment analysts' use as a benchmark for measuring our operating performance, our ability to satisfy our debt service requirements, or our liquidity. While Free Cash Flow is used as a measure of operations, the ability to meet debt service requirements, and our liquidity, Free Cash Flow is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. The calculation of Free Cash Flow is shown below:

Free Cash Flow (in thousands)	2000	2001	2002	2003	2004
Net Debt:					
Current portion of long-term debt	$ 15,863	$ 7,036	$ 4,819	$ 4,927	**$ 9,390**
Long-term debt, less current portion	483,126	388,925	344,043	316,320	**412,733**
Senior subordinated notes	—	260,000	260,000	260,000	**153,541**
Senior credit facility due to affiliate	260,000	—	—	—	—
Total Debt	758,989	655,961	608,862	581,247	**575,664**
Less cash and cash equivalents	(12,971)	(22,051)	(31,413)	(20,931)	**(20,721)**
Net Debt	$ 746,018	$ 633,910	$ 577,449	$ 560,316	**$ 554,943**
Free Cash Flow:					
Beginning of year net debt	$ 738,878	$ 746,018	$ 633,910	$ 577,449	**$ 560,316**
Less end of year net debt	746,018	633,910	577,449	560,316	**554,943**
Subtotal	(7,140)	112,108	56,461	17,133	**5,373**
Less adjustments(1)(2)	—	(110,844)	—	—	**43,088**
Free Cash Flow	$ (7,140)	$ 1,264	$ 56,461	$ 17,133	**$ 48,461**

(1) For the year ended December 31, 2001, the adjustment to free cash flow represents net proceeds from the Company's inital public offering of 9,375,000 common stock

(2) For the year ended December 31, 2004, the adjustemnt to free cash flow represents borrowings associated with tender and consent premiums incurred for the early retirement of the Company's 10 3/8% senior subordinated notes, underwriting fees incurred in connection with the issuance of the Company's 7 1/4% senior subordinated notes, and underwriting fees and revolving line of credit fees in connection with the third amendment of the Company's bank term loan facility.

Board of Directors

Paul S. Viviano
Chairman of the Board
Chief Executive Officer

Adam H. Clammer
Executive of Kohlberg Kravis Roberts & Co.

Neil F. Dimick
Healthcare Consultant and Private Investor

James H. Greene, Jr.
Partner of Kohlberg Kravis Roberts & Co.

Anthony B. Helfet
Retired Investment Banker

Michael W. Michelson
Partner of Kohlberg Kravis Roberts & Co.

James C. Momtazee
Executive of Kohlberg Kravis Roberts & Co.

Edward L. Samek
Independent Consultant and Investor

Executive Officers

Paul S. Viviano
Chairman of the Board
Chief Executive Officer

Andrew P. Hayek
President
Chief Operating Officer

R. Brian Hanson
Executive Vice President
Chief Financial Officer

Russell D. Phillips, Jr.
Executive Vice President
General Counsel and Secretary

Howard K. Aihara
Vice President
Corporate Controller

Certification Requirements

As required by Section 303A.12 of the NYSE Listed Company Manual, our chief executive officer submitted to the NYSE his annual certification on June 18, 2004 stating that he was not aware of any violation by our company of the NYSE corporate governance listing standards. In addition, we have filed, as exhibits to our annual report on Form 10-K, the certifications of our chief executive officer and chief financial officer required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Corporate Headquarters

Alliance Imaging, Inc.
1900 S. State College Blvd., Suite 600
Anaheim, CA 92806
Phone: (714) 688-7100

www.allianceimaging.com

Common Stock Listing

The Company's common stock is listed on the New York Stock Exchange under the symbol AIQ.

Annual Meeting

We will hold our Annual Meeting of Stockholders on May 24, 2005, at the Company's Corporate Headquarters at 1900 South State College Blvd., Suite 600, Anaheim, California 92806. The meeting will begin at 10:00 a.m. Pacific Time.

Form 10-K

A copy of our 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission can be obtained free of charge by contacting our Investor Relations Department at (714) 688-7100 or via our web site at www.allianceimaging.com.

Legal Counsel

Latham & Watkins LLP
Menlo Park, California

Independent Auditors

Deloitte & Touche LLP
Costa Mesa, California

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10007
Phone: (212) 936-5100

Investor Relations Counsel

Financial Dynamics
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005
Phone: (212) 850-5600




ALLIANCE IMAGING





ALLIANCE IMAGING

1900 S. State College Blvd., Suite 600
Anaheim, CA 92806
Phone: (714) 688-7100

www.allianceimaging.com